SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS A COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068200
                                 (CUSIP Number)

Marshall E. Eisenberg (312) 269-8020                  Bernice E. Lavin
NEAL, GERBER & EISENBERG                            2525 Armitage Avenue
Two North LaSalle Street, Suite 2200         Melrose Park, Illinois  60160
Chicago, Illinois  60602                               (708) 450-3101
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 12, 1996
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 7 Pages

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- ---------------------                             ------------------------------
CUSIP NO. 013068200                  13D                      Page 2 of 7 Pages
- ---------------------                             ------------------------------

- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Bernice E. Lavin
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                 (a)
                                                                 (b) X

- --------------------------------------------------------------------------------
     3        SEC USE ONLY
- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable.
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S. citizen
- --------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                                    3,209,198**
            NUMBER
                              -------------------------------------------------
          OF SHARES                8      SHARED VOTING POWER

       BENEFICIALLY                                   490,444**
                               -------------------------------------------------
          OWNED BY                 9      SOLE DISPOSITIVE POWER

             EACH                                   3,209,198**
                               -------------------------------------------------
          REPORTING               10      SHARED DISPOSITIVE POWER

            PERSON                                 490,444**

             WITH
- --------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,699,642**
- --------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *
                                                                           X

              Excluded are 3,167,518 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for his benefit.  Lavin disclaims beneficial ownership of such shares.
- --------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       26.08%**
- --------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       IN
- --------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

   ** Includes shares of Class B Common Stock, $.22 par value per share ("Class B shares"), which are immediately convertible at the holder's option on a share for share basis into Class A shares.

- ----------------------                           -------------------------------
CUSIP NO. 013068200               13D                         Page 3 of 7 Pages
- ----------------------                           -------------------------------

- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BEL January 1995 Grantor Annuity Trust
- --------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                      (a)
                                                                      (b)  x


- --------------------------------------------------------------------------------
     3        SEC USE ONLY

- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       Not applicable
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust
- --------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                                      330,461**
            NUMBER
                              -------------------------------------------------
          OF SHARES                8      SHARED VOTING POWER

       BENEFICIALLY                                   -0-
                               -------------------------------------------------
          OWNED BY                 9      SOLE DISPOSITIVE POWER

             EACH                                     330,461**
                               -------------------------------------------------
          REPORTING               10      SHARED DISPOSITIVE POWER

            PERSON                                     -0-

             WITH
- --------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       330,461**

- --------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

                    Not applicable.
- --------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       2.91%

- --------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       00
- --------------------------------------------------------------------------------
            * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

- ----------------------                                 -------------------------
CUSIP NO. 013068200             13D                            Page 4 of 7 Pages
- ----------------------                                 -------------------------

- --------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BEL February 1996 Grantor Annuity Trust
- --------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)
                                                                   (b)  x


- --------------------------------------------------------------------------------
     3        SEC USE ONLY
- --------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*
                       Not applicable
- --------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)
- --------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
                       Illinois Trust
- --------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER

                                                    1,800,000**
            NUMBER
                              -------------------------------------------------
          OF SHARES                8      SHARED VOTING POWER

       BENEFICIALLY                                   -0-
                               -------------------------------------------------
          OWNED BY                 9      SOLE DISPOSITIVE POWER

             EACH                                    1,800,000**
                               -------------------------------------------------
          REPORTING               10      SHARED DISPOSITIVE POWER

            PERSON                                    -0-

             WITH
- --------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,800,000**

- --------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES *
                    Not applicable.
- --------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       14.03%
- --------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       00
- --------------------------------------------------------------------------------
                   * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes Class B shares which are immediately convertible at the holder's option on a share for share basis into Class A shares.

CUSIP No. 013068200           SCHEDULE 13D                         Page 5 of 7
- --------------------------------------------------------------------------------

Item 1.           Security and Issuer.

Title of Class of Securities:     Class A common stock, $.22 par value per share
                                                     ("Class A shares")


Name and Address of Issuer:       Alberto-Culver Company (the "Company")
                                  2525 Armitage Avenue
                                  Melrose Park, IL  60160


Item 2.           Identity and Background.

(a)      Name of Person Filing:   (1) Bernice E. Lavin ("Lavin")
                                  (2) BEL January 1995 Grantor Annuity Trust
                                      ("BEL January Trust")
                                  (3) BEL February 1996 Grantor Annuity Trust
                                      ("BEL February Trust")

(b)      Address:          1), 2) and 3)    c/o Bernice E. Lavin
                                            2525 Armitage Avenue
                                            Melrose Park, IL  60160

(c)      Principal Busine         (1) Lavin, an individual, is a Director, Vice
                                      Chairman, Secretary and Treasurer of the Company
                                  (2) Trust Administration
                                  (3) Trust Administration

(d)      Prior Criminal Convictions:  None

(e)      Prior Civil Proceedings With
         Respect to Federal or State
         Securities Laws:             None

(f)      Place of Organization:    (1)      U.S. Citizen
                                   (2)      Illinois trust
                                   (3)      Illinois trust

Item 3.           Source and Amount of Funds or Other Consideration.

         Not applicable. On February 21, 1996, Lavin, as co-trustee of the BEL April, 1994 Grantor Annuity Trust, u/a/d 4/11/94, fbo Lavin (the "BEL April Trust"), transferred 140,267 Class B shares to herself as beneficiary. Similarly, on February 21, 1996, Lavin, as co-trustee of the BEL January Trust, transferred 1,669,539 Class B shares to herself as beneficiary. On February 21, 1996, Lavin individually transferred 1,800,000 Class B shares to herself as co-trustee of the BEL February Trust and transferred 9,806 Class B shares to herself as trustee of the Bernice E. Lavin Trust, dated December 18, 1987, for her benefit (the "December Trust").

         On April 12, 1996, Lavin, as co-trustee of the BEL April Trust, transferred 103,029,103,028 and 103,029 Class B shares to Carol L. Bernick ("Mrs. Bernick"), as trustee or co-trustee of the trusts for the benefit of her adult children, including Mrs. Bernick.

Item 4.           Purpose of Transaction.

         Transfers of securities were caused by trust funding and for the Lavin family's estate planning rather than corporate purposes. They were not transferred for purposes of effecting any of the actions listed in this item.

CUSIP No. 013068200              SCHEDULE 13D                       Page 6 of 7
- --------------------------------------------------------------------------------

Item 5.           Interest in Securities of the Issuer.

         (a)(i)Amount of Class A Shares Beneficially Owned 3,699,642 shares total: 534,633 Class B shares held as trustee of the December Trust; 330,461 Class B shares held as co-trustee of the January Trust; 1,800,000 Class B shares held as co-trustee of the February Trust; 217,240 Class A shares and 326,864 Class B shares held as trustee of various trusts for the benefit of her children and grandchildren; 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick; and 278,044 Class A shares and 12,000 Class B shares held by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director).

         (ii) Percentage of Class A shares Beneficially Owned*: 22.17% total: 4.62% as trustee of the December Trust; 2.91% as co-trustee of the BEL January Trust; 14.03% as co-trustee of the February Trust; 4.79% as trustee of trusts for the benefit of Lavin's adult children and grandchildren; 1.79% as co-trustee of a trust for the benefit of Mrs. Bernick; and 2.63% by Lavin Family Foundation (based on 11,029,450 Class A shares outstanding as of March 31, 1996).

         * Pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, the following calculations assume that all Class B shares beneficially owned by Lavin have been converted into Class A shares.

         (b)      Number of Shares as to Which Such Person Has:
                                                 BEL              BEL
                                               January          February
                                  Lavin         Trust             Trust
(i)   Sole power to vote:        3,209,198(1)    330,461(1)      1,800,000
(ii)  Shared power to vote:        490,444(2)        -0-               -0-
(iii) Sole power to dispose:     3,209,198(1)    330,461(1)      1,800,000
(iv)  Shared power to dispose:     490,444(2)        -0-               -0-

                (1) The above shares shown as owned by the BEL January Trust and the BEL February Trust are reflected as sole power of Lavin and the trust because Lavin has sole voting and investment power with respect to the shares held by the trust. 534,633 Class B shares held as trustee of the December trust; 330,461 Class B shares held as co-trustee of the BEL January Trust; 1,800,000 Class B shares held as co-trustee of the BEL February Trust; 217,240 Class A shares and 326,864 Class B shares held as sole trustee of trusts for the benefit of Lavin's children and grandchildren. Lavin does not hold any shares of Class A Common Stock individually.

                (2) 278,044 Class A shares and 12,000 Class B shares held by Lavin Family Foundation; and 50,100 Class A shares and 150,300 Class B shares held as co-trustee of a trust for the benefit of Mrs. Bernick.

         Lavin shares the power to vote and dispose of the 278,044 Class A shares and 12,000 Class B shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and one of her adult children, Carol L. Bernick. Lavin is co-trustee of a trust for the benefit of Mrs. Bernick which holds 50,100 Class A shares and 150,300 Class B shares. The following information is presented with respect to Leonard H. Lavin and Carol L. Bernick, respectively.

(i)      Name of Person:          Leonard H. Lavin
                                  Carol L. Bernick

(ii)     Address:                 2525 Armitage Avenue
                                  Melrose Park, Illinois  60160

(iii)    Principal Business:      Leonard H. Lavin, an individual, is a Director
                                  and the Chairman of the Company.  Carol L.
                                  Bernick, an individual, is a Director and Executive Vice President of the Company and
                                  President of Alberto-Culver USA, Inc., a subsidiary of the Company.

(iv)     Prior Criminal
         Convictions:             None.

CUSIP No. 013068200               SCHEDULE 13D                    Page 7 of 7
- --------------------------------------------------------------------------------

(v)      Prior Civil
         Proceedings With
         Respect to Federal
         or State Securities
         Laws:                              None.

(vi)     Place of Organization:             U.S. Citizen.

An additional 3,167,518 Class B shares (which are not included above) are held by Lavin's husband as trustee or co-trustee of trusts for his benefit. Lavin disclaims beneficial ownership of such shares.

         (c)      None, except as described in Item 3 above.

         (d)      None.

         (e) On February 21, 1996, the BEL Trust ceased to hold greater than 5% of a class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.


Item 7. Material to be Filed as Exhibits.

                  None.




                                                              SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 20, 1996





Signature:         /s/ Bernice E. Lavin

Name/Title:       Bernice E. Lavin, individually;
                  as co-trustee of the BEL February
                  1996 Grantor Annuity Trust; as
                  co-trustee of the BEL January 1995
                  Grantor Annuity Trust; as co-trustee
                  of another trust; and as sole trustee
                  of trusts for the benefit of her
                  children and grandchildren